# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enanta Pharmaceuticals, Inc., CIK 0001177648
CUSIP: 29251M106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Kingsbury Avenue, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 02/12/2025
Amends the filing with accession number 001193125-21-361165
Filed by CIK 0001571211
Persons authorized to receive notices and communications: Matthew Kowalsky, CLO, Enanta Pharmaceuticals, Inc., 4 Kingsbury Avenue, Watertown, Massachusetts (MA), 02472, (617) 607-0800; Stacie S. Aarestad, Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- Jay R. Luly, Ph.D. (CIK 0001571211): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 1,703,616; shared voting power 0; sole dispositive power 1,703,616; shared dispositive power 0; aggregate amount beneficially owned 1,703,616 (7.7% of the class)
  Comment: Shares beneficially owned include 876,887 Shares (as defined below) issuable upon exercise of outstanding options that were exercisable within the 60-day period following February 12, 2025. The percentage of class represented by the amount in Row (11) is based on 21,332,544 Shares outstanding on February 4, 2025, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Enanta Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 4 Kingsbury Avenue, Watertown, Massachusetts (MA), 02472
Comment:
This Amendment No. 3 (this "Amendment") to the statement on Schedule 13D with respect to beneficial ownership of shares of common stock, par value $0.01 per share (the "Shares"), of Enanta Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), filed by Jay R. Luly, Ph.D. ("Dr. Luly" or the "Reporting Person") (such statement, as amended by Amendment No. 1 filed on March 4, 2020 and Amendment No. 2 filed on December 17, 2021, the "Schedule 13D"), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.

## Item 2. Identity and Background
Residence or business address:
Paragraph (b) of Item 2 of the Schedule 13D is hereby amended and restated in full as follows:

The business address of Dr. Luly is c/o Enanta Pharmaceuticals, Inc., 4 Kingsbury Avenue, Watertown, Massachusetts 02472.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

On February 12, 2025, Dr. Luly purchased 45,000 Shares in the open market at prices ranging from $5.32 to $5.86 per share, at an average weighted purchase price of $5.69 per Share and an aggregate purchase price of approximately $256,000. The source of funds for such purchases was Dr. Luly's existing personal funds.

On February 12, 2025, the Issuer issued 25,500 Shares to the Reporting Person pursuant to performance share units ("PSUs") that vested and settled as a result of performance against two-year research and development milestones in the calendar 2023-2024 period as determined by the Compensation Committee of the Board of Directors of the Issuer. Of those Shares, 7,484 were automatically forfeited by the Reporting Person pursuant to the terms of the awards on February 12, 2025 to cover withholding taxes due as a result of settlement of the PSUs.

With respect to all other Shares beneficially owned by Dr. Luly, such Shares were awarded by the Issuer as compensation for Dr. Luly's service as the Chief Executive Officer and President of the Issuer, as performance awards, restricted stock units or stock options or were acquired by Dr. Luly through exercise of stock options using Dr. Luly's personal funds. Dr. Luly's outstanding stock options are scheduled to continue to vest on a quarterly basis at an average rate of 47,237 Shares per quarter over the remainder of 2025, and his outstanding restricted stock units are scheduled to settle with respect to 22,175 Shares in December 2025 and 15,750 Shares in December 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of beneficial ownership reported in this Item 5 is based on a total of 21,332,544 Shares outstanding on February 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2025.

As of February 12, 2025, Dr. Luly beneficially owned 1,703,616 Shares, consisting of (i) 826,729 Shares and (ii) 876,887 Shares issuable upon exercise of outstanding options exercisable within the 60-day period following February 12, 2025, representing approximately 7.7% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Dr. Luly has sole voting and dispositive power over all of the Shares that he beneficially owns.
Transactions in the class effected during the past sixty days: The information set forth under Item 3 and the cover page of this Statement is incorporated herein by reference. Other than as set forth herein, Dr. Luly has not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing.
Other persons with the right to receive dividends or sale proceeds: No person other than Dr. Luly is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Jay R. Luly, Ph.D.: /s/ Jay R. Luly, Ph.D., Jay R. Luly, Ph.D. (02/14/2025)